NEWS RELEASE

EMX Executes Agreement to Sell its Svärdsjö Project in Sweden to District Metals

Vancouver, British Columbia, July 22, 2021 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the the execution of an agreement for the sale of its Svärdsjö polymetallic project (the "Project") in Sweden to District Metals Corp. (TSX-V: DMX) ("District"). The agreement provides the Company with additional share equity in DMX that brings EMX's ownership of District to 9.9%, annual advance royalty payments, a 2.5% Net Smelter Returns ("NSR") royalty interest in the Project, and other consideration.

The Svärdsjö Project is located in the prolific Bergslagen mining region of southern Sweden, nearby District's Tomtebo and Trollberget polymetallic VMS projects, which are also EMX royalty properties (see Figure 1). The Svärdsjö Project hosts multiple zones of polymetallic (copper-zinc-lead-silver-gold) volcanogenic massive sulfide ("VMS") and carbonate replacement ("CRD") style mineralization and is located in the vicinity of the historic Falun VMS mine and Boliden AB's active Garpenberg mine, one of the largest and most efficient underground polymetallic mines in the world.

Svärdsjö has been the site of historical mining activity for over 500 years, with production continuing through to 1989. Most recently, Boliden AB explored and drilled extensively in the area from 2009 until 2019. Historical production records indicate that much of the production came prior to 1972 and focussed on silver rich copper-zinc-lead mineralization developed as zones of replacement in carbonate host rocks. These styles of mineralization are similar to that seen in the nearby Garpenberg mine. See www.EMXroyalty.com for further information on the Project.

The agreement with District represents another example of EMX's execution of the royalty generation aspect of its business model. Although not available when first recognized during regional assessments, Svärdsjö remained on an EMX "watch list" for several years until coming available in 2020, when EMX quickly moved to secure the opportunity. EMX looks forward to working closely with District to further advance the Project.

Commercial Terms Overview. In accordance with the agreement, District will acquire a 100% interest in the Project subject to the following terms (all dollar amounts in CAD):

  Upon closing, EMX will transfer the Svärdsjö exploration license to District.

  Upon closing, EMX will receive $35,000 in cash and 1,400,000 common shares of DMX that increases EMX's equity ownership in DMX to 9.9% (on a non-diluted basis).

  EMX will receive a 2.5% NSR royalty interest in the Project. On or before the sixth anniversary after closing, DMX has the option to purchase 0.5% of the NSR on the Project by paying EMX $2,000,000.

  EMX will receive annual advance royalty ("AAR") payments of $25,000 for the Project commencing on the third anniversary of the closing, with the AAR payment increasing by $10,000 per year until reaching $75,000.

  Payments of $275,000, payable in cash or shares of DMX, will be made to EMX upon the achievement of certain milestones, and District will be responsible for fulfilling work commitments on the Project.

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  To maintain its interest in the Project, within five years of the closing of the transaction, DMX will also: (i) spend a minimum of $1,000,000 on Project work expenditures with a minimum of $150,000 spent each year, and (ii) complete a minimum of 3,500 m of drilling.

  Closing is subject to approval by the TSX Venture Exchange.

Overview of the Svärdsjö Project. The Project comprises 1,037 hectares within the prolific Bergslagen mining region in southern Sweden. In the Project area, copper-zinc-lead-silver-gold VMS and carbonate replacement style mineralization are associated with mid-Proterozoic age volcanic belts (refer to Figure 1). The Project is situated within a three-hour drive of Stockholm-Arlanda airport and has excellent year-round access, as well as nearby rail and power lines.

Mineralization at Svärdsjö is primarily developed as polymetallic sulfide replacements in dolomitic carbonate units accompanied by skarn minerals. Bodies of mineralization are enveloped within broader alteration zones typical of VMS systems, which in the case of Svärdsjö, provide well documented vectors that can be used to guide further exploration.

Historical production primarily came from three mining areas, which includes Kompanimalmen ("Company Ore"), Mellangruvan ("Middle Mine"), and Norramalmen ("Northern Ore"), with several of the historical zones remaining open and poorly explored at depth. Most recently, exploration between 2009-2019 delineated new lenses of mineralization to the west and southwest of the historical mining areas[1]. These, and other underexplored areas of the project will be targets for further exploration.

In addition, several additional exploration targets exist on the project, either defined by untested geophysical anomalies, or based upon trends of historical prospects and occurrences.

Notes on nearby mines and deposits. The nearby mines and deposits discussed in this news release provide context for EMX's Project, which occurs in a similar geologic setting, but this is not necessarily indicative that the Project hosts similar mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole	Scott Close	Isabel Belger
President and Chief Executive Officer	Director of Investor Relations	Investor Relations (Europe)
Phone: (303) 979-6666	Phone: (303) 973-8585	Phone: +49 178 4909039
Dave@EMXroyalty.com	SClose@EMXroyalty.com	IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1 A. Fahlvik, 2018: Hydrothermal alteration and lithogeochemical marker units at the Svärdsjö Zn-Pb-Cu deposit, Bergslagen, Sweden, and their implication for exploration.

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended March 31, 2021 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Figure 1. Location map, major geologic features and mineral occurrences in the Svärdsjö area.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

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